Computershare Trust Company of Canada

      Computershare Investor Services Inc.

                       www.computershare.com

Investor Services

Canada

Australia

Channel Islands

Hong Kong

Germany

Ireland

New Zealand

Philippines

South Africa

United Kingdom

USA

February 22, 2007

To:

All Canadian Securities Regulatory Authorities

Subject:  PrimeWest Energy Trust

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Trust:

1.	Meeting Type :	Annual General Meeting
2.	Security Description of Voting Issue :	Trust Units
3.	CUSIP Number :	741930309
	ISIN :	CA7419303093
4.	Record Date for Notice of Meeting :	March 15, 2007
	Record Date for Voting :	March 15, 2007
5.	Meeting Date :	May 3, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for PrimeWest Energy Trust